Exhibit 99.1

Westport Innovations Inc. Prices Offering of Common Shares

VANCOUVER, Feb. 22, 2012 /CNW/ - Westport Innovations Inc. (TSX:WPT / NASDAQ:WPRT), announced today the pricing of its offering of common shares in the United States and Canada.  Westport will offer 5,500,000 common shares at a price of US$43.25 per share, for gross proceeds of US$237,875,000.  Westport has granted the underwriters of the offering an option to purchase an additional 825,000 common shares at the offering price during the period ending 30 days from the date of Westport's final prospectus supplement filed in connection with the offering to cover over-allotments, if any.  If the over-allotment option is exercised in full, gross proceeds of the offering will be US$273,556,250.

Morgan Stanley & Co. LLC and Jefferies & Company, Inc. are the joint bookrunners for the offering.  Other underwriters include Lazard Capital Markets LLC, Craig-Hallum Capital Group LLC, JMP Securities LLC, Canaccord Genuity Inc. and Northland Capital Markets in the United States, as well as Morgan Stanley Canada Limited in Canada.  The common shares issued under the offering will be listed on The NASDAQ Global Market.  Westport has applied to list the common shares issued under the offering on the Toronto Stock Exchange, which listing will be subject to fulfillment of all of the listing requirements of the exchange.  The offering is expected to close on or about February 27, 2012, subject to customary conditions.

The offering is being made only by means of Westport's final prospectus supplement and accompanying short form base shelf prospectus.  Copies of the United States final prospectus supplement, when available, may be obtained from: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by telephone at (866) 718-1649 (toll free), or by e-mail at prospectus@morganstanley.com; or Jefferies & Company, Inc., Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 12th Floor, New York, NY, 10022, or by telephone at 877-547-6340 (toll free), or by email at Prospectus_Department@Jefferies.com.

Copies of the Canadian final prospectus supplement, when available, may be obtained by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by telephone at (866) 718-1649 (toll free), or by e-mail at prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the common shares of Westport in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Note: This document contains forward-looking statements about Westport's planned public offering in the United States and Canada; listing on  The NASDAQ Global Market and the Toronto Stock Exchange; information on Westport's business, operations, technology development or the environment in which it operates, and expectations related to the offering and listing. Forward-looking statements are based on Westport's plans, estimates, forecasts and projections and are not guarantees of future results or performance and involve risks and uncertainties that are difficult to predict, or are beyond Westport's control, including market conditions, investor expectations and business and operating risks. There can be no assurance that Westport will complete the proposed offering or that its common shares will be listed on The NASDAQ Global Market or the Toronto Stock Exchange. Consequently, you should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:48e 22-FEB-12